Exhibit 99.1

PRESS RELEASE

FOR: STRATASYS LTD.

CONTACT: Shane Glenn, Director of Investor Relations

952-294-3416, sglenn@stratasys.com

Stratasys Announces Extraordinary

General Meeting of Shareholders

MINNEAPOLIS, MN and REHOVOT, ISRAEL, January 14, 2013—(BUSINESS WIRE)—Stratasys Ltd. (NASDAQ:  SSYS) today announced that it will hold an Extraordinary General Meeting of Shareholders on Monday, February 25, 2013.  The record date for shareholders entitled to vote at the Extraordinary Meeting is January 18, 2013.

The agenda for the meeting is as follows:

1.              To ratify (i) the election of Mr. Eyal Desheh and Mr. Victor Leventhal as external directors of the Company, each to hold office for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law-1999, and (ii) the terms of their compensation.

2.              To authorize the appointment of Mr. S. Scott Crump, the Chairman of the Company, as the Chief Innovation Officer of the Company reporting directly to the Executive Committee of the Board of Directors of the Company.

3.              To approve an amendment to the Company’s 2012 Omnibus Equity Incentive Plan to increase the pool of shares available under that 2012 Plan from 2.5 million ordinary shares to 4 million ordinary shares.

4.              To transact such other business as may properly come before the meeting or any postponement or adjournment thereof.

Approval of each of Items 1, 2 and 3 above requires the affirmative vote of the holders of a majority of the voting power represented at the Extraordinary Meeting in person or by proxy and voting on the item.

Approval of Item 1 is also subject to satisfaction of one of the following, additional voting requirements:

•                  the majority voted in favor of the ratification of the election and terms of compensation of the external directors must include a majority of the shares held by non-controlling shareholders who do not have a personal interest in the election and compensation of the external directors (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions; or

•                  the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the ratification of the election and terms of compensation of the external directors must not exceed two percent (2%) of the aggregate voting rights in the Company.

The approval of Item 2 is also subject to satisfaction of one of the following additional voting requirements:

•                  the majority voted in favor of the authorization of the appointment of Mr. Crump as Chief Innovation Officer must include a two-thirds majority of the shares held by non-controlling shareholders who do not have a personal interest in the appointment (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions; or

•                  the total number of shares held by non-controlling, disinterested shareholders voted against the authorization of the appointment of Mr. Crump as Chief Innovation Officer must not exceed two percent (2%) of the aggregate voting rights in the Company.

Any two or more shareholders holding, in the aggregate, at least a majority of the voting rights in the Company constitutes a quorum for purposes of the Extraordinary Meeting. In the absence of the requisite quorum of shareholders at the meeting, the meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the Company’s Articles of Association.

Additional Information and Where to Find It

In connection with the meeting, Stratasys will send to its shareholders of record a proxy statement describing the time and place, and other logistical information related to the Meeting, and the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish copies of the proxy statement and proxy card to the Securities and Exchange Commission (SEC) in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov, the Company’s website at www.stratasys.com or by directing such request to the Company’s Investor Relations above.

About Stratasys Ltd.

Stratasys Ltd. (Nasdaq: SSYS) is the corporate entity formed in 2012 by the merger of 3D printing companies Stratasys, Inc. and Objet Ltd., based in Minneapolis, Minn. and Rehovot, Israel. The company manufactures 3D printers and materials for prototyping and production. Prior to merging, the two companies’ revenues totaled $277 million for 2011. Its patented FDM® and inkjet-based PolyJet® processes produce prototypes or manufactured goods directly from 3D CAD files or other 3D content. Systems include affordable desktop 3D printers for idea development, a range of systems for prototyping, and large production systems for direct digital manufacturing. The company’s range of more than 120 3D printing materials is believed to be the widest in the industry and includes over 100 proprietary inkjet-based photopolymer materials and 10 proprietary

FDM-based thermoplastic materials. Stratasys also manufacturers Solidscape 3D Printers and operates the RedEye On Demand digital-manufacturing service. The company has over 1,000 employees, holds over 500 granted or pending additive manufacturing patents globally, and has received 19 awards for its technology and leadership. Online at: www.stratasys.com or http://blog.stratasys.com / www.objet.com or http://blog.objet.com

This release is also available on the Stratasys Web site at www.Stratasys.com.